Exhibit (a)(1)

PUT RIGHT NOTICE

3.00% CONVERTIBLE SENIOR NOTES DUE 2026

ISSUED BY

H WORLD GROUP LIMITED (FORMERLY KNOWN AS HUAZHU GROUP LIMITED)

CUSIP No. 44332NAB2

Reference is made to that certain Indenture, dated as of May 12, 2020 (the “Indenture”), by and between H World Group Limited (formerly known as Huazhu Group Limited) (the “Company”) and Wilmington Trust, National Association, as trustee and paying agent (respectively, the “Trustee” and the “Paying Agent”), for the Company’s 3.00% Convertible Senior Notes due 2026 (the “Notes”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Indenture.

Notice is hereby given pursuant to Section 15.01 of the Indenture that, at the option of each holder of the Notes (the “Holder”), the Company will repurchase such Holder’s Notes or any portion of the principal thereof that is equal to US$1,000 or an integral multiple thereof at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, May 1, 2024, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture, the Notes and this Put Right Notice and related notice materials, as amended and supplemented from time to time (the “Put Right”). To exercise its Put Right, a Holder must deliver a Repurchase Notice (as further described in this Put Right Notice) at any time between 9:00 a.m., New York City time, on Monday, April 1, 2024 and 5:00 p.m., New York City time, on Monday, April 29, 2024 (the “Expiration Date”), which is the second Business Day immediately preceding the Repurchase Date.

To exercise your Put Right and receive the Repurchase Price, you must deliver and not validly withdraw the Notes through the transmittal procedures of the Depository Trust Company (“DTC”) prior to 5:00 p.m., New York City time, on the Expiration Date. Notes delivered through the transmittal procedures of DTC for purchase may be withdrawn in accordance with the Indenture at any time prior to 5:00 p.m., New York City time, on Monday, April 29, 2024, which is the second Business Day immediately preceding the Repurchase Date, by complying with the withdrawal procedures of DTC. The surrender by a Holder of any Notes to DTC via the transmittal procedures of DTC’s Automated Tender Offer Program will constitute delivery of a Repurchase Notice that satisfies such Holder’s notice requirements for its exercise of its Put Right. The Notes may be converted only if the Holder complies with the withdrawal procedures of DTC in accordance with the terms of the Indenture.

The Trustee has informed the Company that, as of the date of this Put Right Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form.

The Paying Agent and Conversion Agent is

Wilmington Trust, National Association

1100 North Market Street, 5th Floor

Wilmington, DE 19890

Attention: Workflow Management

Email: DTC@wilmingtontrust.com

This Put Right Notice is dated April 1, 2024

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
IMPORTANT INFORMATION CONCERNING THE PUT RIGHT	6
1. Information Concerning the Company.	6
2. Information Concerning the Notes.	6
2.1. Interest.	6
2.2. The Company’s Obligation to Purchase the Notes.	6
2.3. Repurchase Price.	6
2.4. Source of Funds.	7
2.5. Conversion Rights of the Notes.	7
2.6. Market for the Notes and the Company’s ADSs.	7
2.7. Redemption.	8
2.8. Ranking.	8
3. Procedures to Be Followed by Holders Electing to Exercise the Put Right.	8
3.1. Method of Delivery.	8
3.2. Agreement to Be Bound by the Terms of the Put Right.	8
3.3. Exercise of Put Right; Delivery of Notes.	9
4. Right of Withdrawal.	10
5. Payment for Surrendered Notes.	11
6. Notes Acquired.	11
7. Plans or Proposals of the Company.	11
8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.	12
9. Agreements Involving the Company’s Securities.	12
10. U.S. Federal Income Tax Considerations.	12
11. Additional Information.	13
12. No Solicitation.	14
13. Definitions.	14
14. Conflicts.	14
Annex A	A-1

No person has been authorized to give any information or to make any representation other than those contained in this Put Right Notice and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Put Right Notice is accurate as of any date other than the date on the front of this Put Right Notice. This Put Right Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Put Right Notice shall not under any circumstances create any implication that the information contained in this Put Right Notice is current as of any time subsequent to the date of such information. None of the Company, its board of directors, or its executive management is making any representation or recommendation to any Holder as to whether or not to exercise the Put Right. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Right and, if so, the principal amount of Notes for which the Put Right should be exercised.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Right. To understand the Put Right fully and for a more complete description of the terms of the Put Right, we urge you to carefully read the remainder of this Put Right Notice because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my Notes?

H World Group Limited, formerly known as Huazhu Group Limited, a Cayman Islands company (the “Company”), is obligated to purchase those 3.00% Convertible Senior Notes due 2026 with respect to which you validly exercise your Put Right. (Page 5)

Why is the Company offering to purchase my Notes?

The right of each Holder of the Notes to sell and the obligation of the Company to purchase such Holder’s Notes pursuant to the Put Right at the time described in this Put Right Notice is a term of the Notes and has been a right of the Holders from the time the Notes were issued on May 12, 2020. We are required to repurchase the Notes of any Holder that exercises its Put Right pursuant to the terms of the Notes and the Indenture. (Page 5)

Which of the Notes is the Company obligated to purchase?

We are obligated to purchase all of the Notes surrendered (and not withdrawn) by any Holder through the facilities of, and in accordance with the procedures of, the Depository Trust Company (“DTC”) prior to 5:00 p.m., New York City time, on Monday, April 29, 2024. As of March 29, 2024, US$499,999,000.00 in aggregate principal amount of the Notes was outstanding. The Notes were issued under the Indenture, dated as of May 12, 2020 (the “Indenture”), by and between the Company and Wilmington Trust, National Association, as trustee and paying agent (respectively, the “Trustee” and the “Paying Agent”). The surrender by a Holder of any Notes to DTC via the transmittal procedures of DTC’s Automated Tender Offer Program will constitute delivery of a Repurchase Notice that satisfies such Holder’s notice requirements for its exercise of its Put Right. (Page 5).

How much will the Company pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a repurchase price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, May 1, 2024 (the “Repurchase Price”), with respect to any and all Notes validly surrendered for repurchase and not withdrawn. (Pages 5-6)

How much accrued and unpaid interest will the Company pay as part of the Repurchase Price?

None. Pursuant to the terms of the Indenture and the Notes, the next interest payment date for the Notes is Wednesday, May 1, 2024. Accordingly, on May 1, 2024, the Company will pay accrued and unpaid interest on all of the Notes through April 30, 2024, to all Holders who were Holders of record as of 5:00 p.m., New York City time, on Monday, April 15, 2024, regardless of whether the Put Right is exercised with respect to such Notes. As a result, on May 1, 2024, which is the date specified in the Indenture for repurchase (the “Repurchase Date”), there will be no accrued and unpaid interest on the Notes. (Pages 5-6)

Can the Company redeem the Notes?

Subject to the provisions of the Indenture, the Company may, at its option, on not less than 30 days’ nor more than 60 days’ prior notice, redeem all but not part of the Notes (except in respect of certain Holders that elect otherwise as described in the Indenture) in connection with a change in tax law at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date as described in the Indenture. Upon receiving such notice of redemption, each Holder will have the right to elect to not have its Notes redeemed, subject to the provisions of the Indenture. (Page 7)

What are my rights to convert my Notes?

Subject to and upon compliance with the provisions of the Indenture, a Holder will have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is US$1,000 principal amount or an integral multiple thereof) of such Note at any time prior to 5:00 p.m., New York City time, on Wednesday, April 29, 2026 at an initial conversion rate of 23.9710 ADSs (subject to certain adjustments, the “Conversion Rate”) per US$1,000 principal amount of Notes (the “Conversion Obligation”). If a Holder has already delivered a Fundamental Change Repurchase Notice or a Repurchase Notice with respect to a Note, such Holder may not surrender that Note for conversion until the Holder has withdrawn the applicable repurchase notice in accordance with the Indenture. The conversion of your Notes is subject to the provisions regarding conversion contained in the Indenture and the Notes.

Generally, if you exercise the conversion right and the price per ADS is less than the Conversion Price during the relevant observation period, the value of the consideration that you receive in exchange for your Notes will be less than the aggregate principal amount of the Notes. The Conversion Price at any given time is computed by dividing US$1,000 by the applicable Conversion Rate at such time. (Page 6)

How will the Company fund the purchase of the Notes?

The total amount of consideration required by us to repurchase all of the Notes is US$499,999,000.00, plus accrued and unpaid interest to, but excluding, the Repurchase Date (assuming all of the Notes are validly surrendered for repurchase and accepted for payment). The Company plans to use its cash balance as of the Repurchase Date to fund the purchase of the Notes.  The Company does not have alternative borrowing plans to fund the purchase of the Notes. (Page 6)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s ADSs and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Put Right. The value of the Notes upon exercise of the conversion right will be based on the applicable conversion rate for the Notes, as summarized above, under the caption “What are my rights to convert my Notes?” (Pages 6-7)

What does the board of directors of the Company think of the Put Right?

The board of directors of the Company has not made any recommendation as to whether you should exercise the Put Right. You must make your own decision whether to exercise the Put Right and, if so, the principal amount of Notes for which the Put Right should be exercised. (Page 6)

When does the Put Right expire?

Your right to exercise the Put Right expires at 5:00 p.m., New York City time, on Monday, April 29, 2024 (the “Expiration Date”), which is the second Business Day immediately preceding the Repurchase Date. We will not extend the period Holders have to exercise the Put Right unless required to do so by U.S. federal securities law. (Page 5)

What are the conditions to the purchase by the Company of the Notes?

Our purchase of Notes for which the Put Right is validly exercised is not subject to any condition other than such purchase being lawful, the relevant Notes being surrendered and the procedural requirements described in this Put Right Notice being satisfied. (Page 5)

How do I exercise the Put Right?

The Trustee has informed the Company that, as of the date of this Put Right Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, you may exercise the Put Right with respect to your Notes held through DTC, prior to 5:00 p.m., New York City time, on the Expiration Date, in the following manner:

•	If your Notes are held through a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to exercise the Put Right and instruct such nominee to exercise the Put Right by surrendering the Notes on your behalf through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”) before 5:00 p.m., New York City time, on the Expiration Date; or

•	If you are a DTC participant and hold your Notes through DTC directly, you must surrender your Notes electronically through ATOP before 5:00 p.m., New York City time, on the Expiration Date, subject to the terms and procedures of ATOP, if you desire to exercise the Put Right.

While we do not expect any Notes to be issued to a Holder other than DTC or its nominee in physical certificates after the date hereof, in the event that physical certificates evidencing the Notes are issued to such a Holder, any such Holder who desires to tender Notes pursuant to the Put Right and holds physical certificates evidencing such Notes must complete and sign a Repurchase Notice in the form attached hereto as Annex A (a “Repurchase Notice”) in accordance with the instructions set forth therein, have the signature thereon guaranteed and timely deliver such manually signed Repurchase Notice, together with the certificates evidencing the Notes being tendered and all necessary endorsements, to the Paying Agent.

By surrendering your Notes through the transmittal procedures of DTC or to the Paying Agent, as applicable, you agree to be bound by the terms of the Put Right set forth in this Put Right Notice. (Pages 7-8)

HOLDERS THAT HOLD NOTES THROUGH DTC ACCOUNTS MAY ONLY EXERCISE THE PUT RIGHT BY COMPLYING WITH THE TRANSMITTAL PROCEDURES OF DTC AND SHOULD NOT SUBMIT A PHYSICAL REPURCHASE NOTICE.

If I exercise the Put Right, when will I receive payment for my Notes?

We will forward the appropriate amount of cash required to pay the Repurchase Price for your Notes to the Paying Agent, prior to 10:00 a.m., New York City time, on the Repurchase Date, and the Paying Agent will promptly distribute the consideration to DTC, the sole Holder of record of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures. To the extent that you are not a DTC participant, your broker, dealer, commercial bank, trust company or other nominee, as the case may be, will distribute the cash to you. (Pages 10)

Until what time may I withdraw my previous exercise of the Put Right?

You may withdraw your exercise of the Put Right with respect to any Notes at any time until 5:00 p.m., New York City time, on Monday, April 29, 2024, which is the second Business Day immediately preceding the Repurchase Date. (Page 9-10)

How do I withdraw my previous exercise of the Put Right?

To withdraw your previous exercise of the Put Right with respect to any Notes, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on Monday, April 29, 2024, which is the second Business Day immediately preceding the Repurchase Date. While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to withdraw any Notes evidenced by physical certificates with respect to which a Repurchase Notice was previously delivered must, instead of complying with DTC withdrawal procedures, complete and sign a notice of withdrawal specifying (i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, (ii) the certificate numbers of the Notes in respect of which such notice of withdrawal is being submitted, and (iii) the principal amount, if any, of such Note which remains subject to the Repurchase Notice, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, and deliver such manually signed notice of withdrawal to the Paying Agent prior to 5:00 p.m., New York City time, on Monday, April 29, 2024. (Page 9-10)

HOLDERS THAT HOLD NOTES THROUGH DTC ACCOUNTS MAY ONLY WITHDRAW THEIR PREVIOUS EXERCISE OF THE PUT RIGHT WITH RESPECT TO SUCH NOTES BY COMPLYING WITH THE TRANSMITTAL PROCEDURES OF DTC AND SHOULD NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL.

Do I need to do anything if I do not wish to exercise the Put Right?

No. If you do not exercise the Put Right before the expiration of the Put Right, we will not purchase your Notes on the Repurchase Date and such Notes will remain outstanding subject to their existing terms. (Page 5)

If I choose to exercise the Put Right, do I have to exercise the Put Right with respect to all of my Notes?

No. You may exercise the Put Right with respect to all of your Notes or any portion of your Notes. If you wish to exercise the Put Right with respect to a portion of your Notes, you must exercise the Put Right with respect to Notes for a principal amount of US$1,000 or an integral multiple thereof. (Page 5)

If I do not exercise the Put Right, will I continue to be able to exercise my conversion rights?

Yes. If you do not exercise the Put Right, your conversion rights will not be affected. You will continue to have the conversion rights subject to the terms, conditions and adjustments specified in the Indenture and the Notes, as summarized above, under the caption “What are my rights to convert my Notes?” (Page 5)

If I exercise the Put Right, will my receipt of cash for Notes with respect to which I exercised the Put Right be a taxable transaction for U.S. federal income tax purposes?

Yes. The receipt of cash for Notes pursuant to the Put Right will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisor regarding the U.S. federal income tax consideration to you of the receipt of cash for Notes pursuant to an exercise of the Put Right. (Pages 11-12)

Who is the Paying Agent?

Wilmington Trust, National Association, the Paying Agent under the Indenture, is serving as Paying Agent in connection with the Put Right. Its address and email address are set forth on the front cover page of this Put Right Notice.

Whom can I talk to if I have questions about the Put Right?

Questions and requests for assistance in connection with the exercise of the Put Right may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover page of this Put Right Notice.

IMPORTANT INFORMATION CONCERNING THE PUT RIGHT

1.  Information Concerning the Company.

Originated in China, the Company is a key player in the global hotel industry. As of December 31, 2023, the Company operated 9,394 hotels with 912,444 rooms in operation in 18 countries. The Company’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, the Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

The Company was incorporated in the Cayman Islands in January 2007 under the name of China Lodging Group, Limited. The Company changed its name to Huazhu Group Limited in June 2018 and further to H World Group Limited in June 2022. The Company’s ADSs began trading on the Nasdaq Global Select Market in March 2010 under the ticker symbol “HTHT.” Its ordinary shares have been listed on the Hong Kong Stock Exchange since September 22, 2020 under the stock code “1179.” The Company’s principal executive offices are located at No. 1299 Fenghua Road, Jiading District, Shanghai, People’s Republic of China and its telephone number is +86 (21) 6195-2011. The Company’s registered office in the Cayman Islands is located at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

2.  Information Concerning the Notes.

The Notes were issued under the Indenture. The Notes will mature on May 1, 2026.

2.1. Interest.  The Notes bear interest at the rate of 3.00% per year from May 12, 2020, or from the most recent date to which interest has been paid or duly provided. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 2020, to Holders of record at the close of business on the preceding April 15 and October 15, respectively. The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month. Unless the Company fails to make the payment of the Repurchase Price for Notes for which a Repurchase Notice has been submitted and not properly withdrawn, such Notes will no longer be outstanding and interest on the Notes will cease to accrue on and after the Repurchase Date.

2.2. The Company’s Obligation to Purchase the Notes.  Pursuant to the terms of the Indenture and the Notes, on May 1, 2024, which is the Repurchase Date, the Company is obligated to purchase all Notes for which the Put Right has been timely exercised and not withdrawn by the Holders. This Put Right will expire at 5:00 p.m., New York City time, on Monday, April 29, 2024, the Expiration Date, which is the second Business Day immediately preceding the Repurchase Date. The terms and conditions of the Indenture and Notes require Holders that choose to exercise the Put Right to do so by 5:00 p.m., New York City time, on the Expiration Date, and we do not expect to extend the period that Holders have to exercise the Put Right unless required to do so by U.S. federal securities law. Regardless of whether we extend this period, the Indenture does not provide us with the right to delay the Repurchase Date. The purchase by the Company of Notes for which the Put Right is validly exercised is not subject to any condition other than such purchase being lawful, the relevant Notes being surrendered and the procedural requirements described in this Put Right Notice being satisfied. You may only exercise the Put Right with respect to Notes in principal amounts equal to US$1,000 or integral multiples thereof.

2.3. Repurchase Price.  The Repurchase Price to be paid by the Company with respect to any and all Notes validly surrendered for repurchase and not withdrawn on the Repurchase Date is equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the Repurchase Date. Pursuant to the terms of the Indenture and the Notes, on the Repurchase Date, the Company will pay the Repurchase Price to all Holders who surrendered, and have not withdrawn, their Notes for repurchase.

Pursuant to the terms of the Indenture and the Notes, the next interest payment date for the Notes is Wednesday, May 1, 2024. Accordingly, on May 1, 2024, the Company will pay accrued and unpaid interest on all of the Notes through April 30, 2024, to all Holders who were Holders of record as of 5:00 p.m., New York City time, on Monday, April 15, 2024, regardless of whether the Put Right is exercised with respect to such Notes. As a result, on May 1, 2024, which is the date specified in the Indenture for repurchase (the “Repurchase Date”), there will be no accrued and unpaid interest on the Notes. The Repurchase Price will be paid in cash with respect to any and all Notes validly surrendered for repurchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the ADSs. Thus, the Repurchase Price may be significantly greater or less than the market price of the Notes on the Repurchase Date. Holders are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and the ADSs before making a decision whether to exercise the Put Right.

None of the Company, its board of directors or its executive management, or Wilmington Trust, National Association, in its role as Trustee and Paying Agent are making any recommendation to Holders as to whether to exercise the Put Right or refrain from exercising the Put Right. Each Holder must make such Holder’s own decision whether to exercise the Put Right with respect to such Holder’s Notes and, if so, the principal amount of Notes for which the Put Right should be exercised

2.4. Source of Funds.  If the Put Right is exercised for any Notes, the Company plans to use its cash balance as of the Repurchase Date to pay the Repurchase Price for the Notes. The Company does not have alternative borrowing plans to fund the purchase of the Notes.

2.5. Conversion Rights of the Notes.  Subject to and upon compliance with the provisions of the Indenture, a Holder will have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is US$1,000 principal amount or an integral multiple thereof) of such Note at any time prior to 5:00 p.m., New York City time, Wednesday, April 29, 2026 at an initial conversion rate of 23.9710 ADSs (subject to certain adjustments) per US$1,000 principal amount of Notes. If a Holder has already delivered a Fundamental Change Repurchase Notice or a Repurchase Notice with respect to a Note, such Holder may not surrender that Note for conversion until the Holder has withdrawn the applicable repurchase notice in accordance with the Indenture. The conversion of your Notes is subject to the provisions regarding conversion contained in the Indenture and the Notes.

Generally, if you exercise the conversion right and the price per ADS is less than the Conversion Price during the relevant observation period, the value of the consideration that you receive in exchange for your Notes will be less than the aggregate principal amount of the Notes. The Conversion Price at any given time is computed by dividing US$1,000 by the applicable Conversion Rate at such time.

2.6. Market for the Notes and the Company’s ADSs.  There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s ADSs and the market for similar securities. As of March 29, 2024, US$499,999,000.00 in aggregate principal amount of the Notes was outstanding.

The Company’s ADSs into which the Notes are convertible are listed on the Nasdaq Global Select Market under the ticker symbol “HTHT.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the ADSs as reported on the Nasdaq Global Select Market.

Quarter Ended	High	Low

	(US$)
First Quarter 2022	45.98	21.98
Second Quarter 2022	39.67	24.82
Third Quarter 2022	41.54	32.57
Fourth Quarter 2022	44.33	24.38
First Quarter 2023	53.52	41.89
Second Quarter 2023	50.89	35.55
Third Quarter 2023	48.84	37.62
Fourth Quarter 2023	39.42	32.45
First Quarter 2024 (through March 28, 2024)	40.21	30.20

On March 28, 2024, the closing price of the ADSs on the Nasdaq Global Select Market was US$38.70 per ADS. As of March 25, 2024, the Company had approximately 149,166,065 ADSs outstanding (excluding 5,862,036 ADSs as treasury ADSs). We urge you to obtain current market information for the Notes, to the extent available, and the ADSs before making any decision to exercise the Put Right.

2.7. Redemption.  Subject to the provisions of the Indenture, the Company may, at its option, on not less than 30 days’ nor more than 60 days’ prior notice, redeem all but not part of the Notes (except in respect of certain Holders that elect otherwise as described in the Indenture) in connection with a change in tax law at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date as described in the Indenture. Upon receiving such notice of redemption, each Holder will have the right to elect to not have its Notes redeemed, subject to the provisions of the Indenture.

2.8. Ranking.  The Notes are senior unsecured obligations of the Company, ranking equally in right of payment with all of the Company’s future senior unsecured indebtedness, and senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated to the Notes. The Notes are effectively subordinated to all of the Company’s future secured indebtedness to the extent of the value of the collateral securing those obligations and structurally subordinated to the existing and future indebtedness and other liabilities (including trade payables) of the Company’s subsidiaries and consolidated affiliated Chinese entities.

3.  Procedures to Be Followed by Holders Electing to Exercise the Put Right.

Holders will not be entitled to receive the Repurchase Price for their Notes unless they elect to exercise the Put Right by delivering their Repurchase Notice on or before, and have not withdrawn the Repurchase Notice prior to, 5:00 p.m., New York City time, on Monday, April 29, 2024. Holders may exercise the Put Right with respect to some or all of their Notes. Any Repurchase Notice must specify a principal amount of Notes to be purchased by the Company of US$1,000 or an integral multiple thereof. If Holders do not elect to exercise the Put Right, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

3.1. Method of Delivery.  The Trustee has informed the Company that, as of the date of this Put Right Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, unless physical certificates are issued following the date hereof, all Notes surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. Valid delivery of Notes via ATOP will constitute delivery of a Repurchase Notice that satisfies such Holder’s notice requirements for its exercise of its Put Right. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

HOLDERS THAT HOLD NOTES THROUGH DTC ACCOUNTS MAY ONLY EXERCISE THE PUT RIGHT BY COMPLYING WITH THE TRANSMITTAL PROCEDURES OF DTC AND SHOULD NOT SUBMIT A PHYSICAL REPURCHASE NOTICE.

3.2. Agreement to Be Bound by the Terms of the Put Right.  By exercising the Put Right with respect to any portion of your Notes, you acknowledge and agree as follows:

•	such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Put Right Notice;

•	you agree to all of the terms of this Put Right Notice;

•	you have received this Put Right Notice and acknowledge that this Put Right Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Put Right Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, you (i) irrevocably sell, assign and transfer to the Company all right, title and interest in and to all the Notes surrendered, (ii) release and discharge the Company and its directors, officers, employees and affiliates from any and all claims you may now have, or may have in the future, arising out of, or related to, the Notes, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and (iii) irrevocably constitute and appoint the Paying Agent as your true and lawful agent and attorney-in-fact with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company for the Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Put Right Notice;

•	you represent and warrant that you (i) own the Notes surrendered and are entitled to surrender such Notes and (ii) have full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	you agree, upon request from the Company, to execute and deliver any additional transfer documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	you understand that all Notes properly surrendered for purchase for which a Repurchase Notice has been delivered and not withdrawn prior to 5:00 p.m., New York City time, on Monday, April 29, 2024, will be purchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, this Put Right Notice and related notice materials, as amended and supplemented from time to time;

•	surrendered Notes may be withdrawn by complying with the withdrawal procedures of DTC at any time prior to 5:00 p.m., New York City time, on Monday, April 29, 2024; and

•	all authority conferred or agreed to be conferred pursuant to your exercise of the Put Right hereby shall survive your death or incapacity and every obligation of yours shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

3.3. Exercise of Put Right; Delivery of Notes.

Notes Held Through a Custodian. If you wish to exercise the Put Right with respect to any of your Notes and your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee and instruct such nominee to surrender the Notes for purchase on your behalf through the transmittal procedures of DTC as set forth below in “Notes Held by a DTC Participant” on or prior to the deadline set by such nominee to permit such nominee to surrender the Notes by 5:00 p.m., New York City time, on the Expiration Date.

Notes Held by a DTC Participant. If you are a DTC participant who wishes to exercise the Put Right with respect to any of your Notes, you must electronically transmit your acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to 5:00 p.m., New York City time, on the Expiration Date.

In exercising the Put Right through ATOP, the electronic instructions sent to DTC by you or by a broker, dealer, commercial bank, trust company or other nominee on your behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of you and DTC, your receipt of and agreement to be bound by the terms of the Put Right, including those set forth above under 3.2 — “Agreement to Be Bound by the Terms of the Put Right.”

Notes Held in Certificated Non-Global Form. While we do not expect any Notes to be issued to a Holder other than DTC or its nominee in physical certificates after the date hereof, in the event that physical certificates evidencing the Notes are issued to such a Holder, then, in order to exercise the Put Right with respect to such Notes, any such Holder of the Notes must complete and sign a Repurchase Notice in the form attached hereto as Annex A in accordance with the instructions set forth therein, have the signature thereon guaranteed and deliver such manually signed Repurchase Notice to the Paying Agent prior to 5:00 p.m., New York City time, on the Expiration Date. For such a Holder to receive payment of the Repurchase Price for such Notes with respect to the Put Right was exercised, the Holder must deliver such Notes to the Paying Agent prior to, on or after the Repurchase Date together with all necessary endorsements.

All signatures on a Repurchase Notice and endorsing the Notes must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution” ); provided, however, that signatures need not be guaranteed if such Notes are tendered for the account of an Eligible Institution. If a Repurchase Notice or any Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC or Paying Agent procedures, as applicable, before 5:00 p.m., New York City time, on the Expiration Date.

4.  Right of Withdrawal.

You may withdraw your previous exercise of the Put Right with respect to any Notes at any time prior to 5:00 p.m., New York City time, on Monday, April 29, 2024, which is the second Business Day immediately preceding the Repurchase Date.

Except as described below with respect to Notes, if any, for which physical certificates are issued to a Holder other than DTC or its nominee, in order to withdraw your previous exercise of the Put Right, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on Monday, April 29, 2024. This means you must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system before 5:00 p.m., New York City time, on Monday, April 29, 2024.

If after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, any such Holder who desires to withdraw any previously surrendered Notes evidenced by physical certificates must, instead of complying with the DTC withdrawal procedures, complete and sign a notice of withdrawal specifying (i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, (ii) the certificate numbers of the Notes in respect of which such notice of withdrawal is being submitted, and (iii) the principal amount, if any, of such Note which remains subject to the Repurchase Notice, which portion must be US$1,000 aggregate principal amount or an integral multiple thereof, and deliver such manually signed notice of withdrawal to the Paying Agent prior to 5:00 p.m., New York City time, on Monday, April 29, 2024.

In addition, pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act” ), Holders are advised that if they timely surrender Notes for purchase under the Put Right, they are also permitted to withdraw such Notes on Tuesday, May 28, 2024 (New York City time) in the event that we have not yet accepted the Notes for payment as of that time. Pursuant to the Indenture, we are required to forward the appropriate amount of cash required to pay the Repurchase Price for your Notes to the Paying Agent, prior to 10:00 a.m., New York City time, on the Repurchase Date.

You may exercise the Put Right with respect to Notes for which your election to exercise your Put Right had been previously withdrawn, by following the procedures described in Section 3 above. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes. You must allow sufficient time for completion of the necessary DTC or Paying Agent procedures, as applicable, by withdrawing before 5:00 p.m., New York City time, on Monday, April 29, 2024.

5.  Payment for Surrendered Notes.

We will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on the Repurchase Date, the appropriate amount of cash required to pay the Repurchase Price for your Notes, and the Paying Agent will promptly distribute the consideration to DTC, the sole Holder of record of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures. To the extent that you are not a DTC participant, your broker, dealer, commercial bank, trust company or other nominee, as the case may be, will distribute the cash to you.

The total amount of consideration required by us to repurchase all of the Notes is US$499,999,000.00, plus accrued and unpaid interest to, but excluding, the Repurchase Date (assuming all of the Notes are validly surrendered for repurchase and accepted for payment).

6.  Notes Acquired.

Any Notes repurchased by us pursuant to the Put Right will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7.  Plans or Proposals of the Company.

Except as disclosed in this Put Right Notice or publicly disclosed on or prior to the date of this Put Right Notice, neither the Company nor its directors and executive officers currently has any plans, proposals or negotiations that would be material to a Holder’s decision to exercise the Put Right, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or in the indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8.  Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.

To the Company’s knowledge after making a reasonable inquiry:

•	none of the executive officers or directors of the Company or any associate of such executive officers or directors owns any Notes; and

•	during the 60 days preceding the date of this Put Right Notice, none of the executive officers or directors of the Company has engaged in any transactions in the Notes.

The Company will not purchase any Notes from its affiliates or the executive officers or directors of the Company. Neither the Company nor any of its associates or majority-owned subsidiaries owns any Notes. During the 60 days preceding the date of this Put Right Notice, neither the Company nor any of its subsidiaries has engaged in any transactions in the Notes.

9.  Agreements Involving the Company’s Securities.

The Company has entered into the Indenture relating to the Notes.

The Company’s Board of Directors has previously approved a share repurchase program of up to US$750 million, effective for five years from August 2019. As part of this share repurchase program, the Company has entered into a 10b5-1 plan with Goldman Sachs & Co. LLC, under which it will repurchase the Company’s ordinary shares or ADSs for the Company’s account up to a daily limit, subject to certain pre-agreed conditions, after the Expiration Date and until May 22, 2024. In addition, the Company entered into a structured share repurchase agreement with Goldman Sachs International (“Goldman”) on the ADSs on March 28, 2024. If the market price of the shares during a valuation period is below a reference price to be determined in an agreed-upon manner based on the initial payment amount described below during an agreed-upon pricing period, Goldman will deliver to the Company a number of shares based on such reference price and such amount; if the market price of the shares during the valuation period is above that reference price, Goldman will, at the company’s election, pay cash or deliver shares with a value at the time based on such amount. The initial pricing period and valuation period are expected to occur after the Expiration Date, during the second and third quarters of this year. Pursuant to the agreement, the Company will deliver an initial payment amount of up to $100 million to Goldman after the completion of the initial pricing period. The structured share repurchase transaction is not expected to create any market activity in the Company’s ADSs between the date hereof and the Expiration Date and the transaction is subject to the occurrence of certain conditions.

There are no other agreements between the Company and any other person with respect to any other securities issued by the Company that are material to the Put Right or the Notes. The Company is not aware of any agreements between any directors or executive officers of the Company and any other person with respect to any other securities issued by the Company that are material to the Put Right or the Notes, except that one of the directors has entered into a customary 10b5-1 plan for the sale of a portion of his shares in the Company on a periodic basis.

10.  U.S. Federal Income Tax Considerations.

The following is a summary of certain U.S. federal income tax consequences of the exercise of the Put Right that may be relevant to a beneficial owner of Notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Notes (a “U.S. Holder”), or in certain cases to a beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change.  The discussion does not deal with special classes of Holders, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt organizations, entities classified as partnerships and the partners therein, nonresident alien individuals present in the United States for 183 days or more during the taxable year, persons holding Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a functional currency other than the U.S. dollar.  This discussion assumes that the Notes are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The discussion does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to a Holder in light of the Holder’s particular circumstances.

Exercise of the Put Right

In general, exercise of the Put Right by a U.S. Holder will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that receives cash for the Notes on the exercise of the Put Right will recognize gain or loss in an amount equal to the difference between the amount of cash received on the exercise including any Additional Amounts, without reduction for PRC taxes withheld, if any, and the U.S. Holder’s adjusted tax basis in the Notes tendered at the time of the exercise. A U.S. Holder’s adjusted tax basis in a Note generally will equal the amount paid therefor, increased by the amount of (1) any market discount previously taken into account by the U.S. Holder and (2) and any deemed distributions treated as a dividend received by the Holder due to an adjustment in the conversion rate of the Notes and reduced by the amount of any amortizable bond premium previously amortized by the U.S. Holder with respect to the Notes. Subject to the discussion of the market discount rules set forth below, any gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Notes on the date of exercise was more than one year and generally will be U.S.-source capital gain or loss for U.S. foreign tax credit purposes. In the event that we were deemed to be a PRC tax resident enterprise under PRC tax law and gain from the exercise of the Put Right is subject to PRC withholding tax, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”) may be entitled to elect to treat such gain as PRC-source gain for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on exercises of the Put Right in their particular circumstances. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deduction of capital losses is subject to limitations.

In general, if a U.S. Holder acquired the Notes with market discount, any gain realized by a U.S. Holder on the sale of the Notes will be treated as ordinary income to the extent of the portion of the market discount that has accrued while the Notes were held by the U.S. Holder, unless the U.S. Holder has elected to include market discount in income currently as it accrues.

Information Reporting and Backup Withholding

Payments for tendering Notes pursuant to the Put Option that are paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding.  A United States person (as defined in the Code) who tenders its Notes on the exercise of the Put Right may be subject to backup withholding unless the it (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.   Although payees that are not United States persons for U.S. federal income tax purposes generally are exempt from backup withholding, such a payee may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption. The amount of any backup withholding collected upon the exercise of the Put Right will be allowed as a credit against the payee’s U.S. federal income tax liability and may entitle the payee to a refund, provided that the required information is furnished to the Internal Revenue Service.

11.  Additional Information.

The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The Schedule TO to which this Put Right Notice relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Put Right Notice, we will amend the Schedule TO accordingly.

12.  No Solicitation.

The Company has not employed any person to make solicitations or recommendations in connection with the Put Right.

13.  Definitions.

All capitalized terms used but not specifically defined in this Put Right Notice shall have the meanings given to such terms in the Indenture and the Notes.

14.  Conflicts.

In the event of any conflict between this Put Right Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company, its board of directors or its executive management, or Wilmington Trust, National Association, in its role as Trustee and Paying Agent are making any recommendation to any Holder as to whether to exercise the Put Right or refrain from exercising the Put Right pursuant to this Put Right Notice. Each Holder must make such Holder’s own decision whether to exercise the Put Right and, if so, the principal amount of Notes for which the Put Right should be exercised.

H WORLD GROUP LIMITED

Annex A

FORM OF REPURCHASE NOTICE

To:  H WORLD GROUP LIMITED

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from H World Group Limited (formerly known as Huazhu Group Limited) (the “Company”) regarding the right of Holders to elect to require the Company to repurchase [the entire principal amount of this Note, or the portion thereof (that is US$1,000 principal amount or an integral multiple thereof) designated below] and requests and instructs the Company to repurchase [the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) designated below], in accordance with the applicable provisions of the Indenture referred to in this Note, at the Repurchase Price to the registered Holder hereof. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of certificated Notes, the certificate numbers of the Notes to be purchased are as set forth below:

Certificate Number(s):

Dated:

Signature(s)

Social Security or Other Taxpayer Identification Number

Principal amount to be repaid: US$ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

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